Yakun International Investment & Holding Group
(formerly Rhino Productions, Inc.)
No. 40-1 Dama Road, Nanguan District
Chang Chun, People’s Republic of China 1300003

April 20, 2012

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Yakun International Investment & Holding Group, formerly Rhino Productions, Inc. Amendment No. 2 to Current Report on Form 8-K File No. 001-34210

Dear Mr. Schwall:

          In connection with Amendment No. 2  to the Current   Report on Form 8-K of Yakun International Investment & Holding Group, formerly Rhino Productions, Inc. (the “Company”), concerning the acquisition of Vast Glory Holdings Limited (the “Report”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Very truly yours,

/s/ Yakun Song
    Yakun Song
    President

cc: Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq